

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2023

Lin Li
Chief Executive Officer
Northann Corp.
9820 Dino Drive, Suite 110
Elk Grove, CA 95624

> **Re: Northann Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 5, 2023**
> **File No. 333-273246**

Dear Lin Li:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2023 letter.

Amendment No. 3 to Form S-1 filed September 5, 2023

Exhibit 15.1, page i

1.   Please have your auditor revise its letter in lieu of consent for review report to refer to the correct date of its review report, which we note is August 24, 2023.

You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jason Ye